Time of Sale Information

Final Term Sheet

Filed Pursuant to Rule 433(d)

Registration Statement No. 333-216310

June 4, 2018

Issuer:	Tampa Electric Company
Principal Amount:	$350,000,000
Maturity:	June 15, 2048
Coupon:	4.30%
Initial Price to Public:	99.464%
Yield to Maturity:	4.332%
Spread to Benchmark Treasury:	+ 125 bps
Benchmark Treasury:	3.00% due February 15, 2048
Benchmark Treasury Yield:	3.082%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2018
Optional Redemption:	Make-whole call at any time prior to December 15, 2047 at a discount rate of Treasury plus 20 bps and, thereafter, at par
Settlement:	T+3; June 7, 2018
Ratings*(Moody’s/S&P):	A3 / BBB+
CUSIP:	875127 BE1
Joint Book-Running Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated BNY Mellon Capital Markets, LLC CIBC World Markets Corp. Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 212-834-4355, RBC Capital Markets, LLC at 866-375-6829 or Scotia Capital (USA) Inc. at 1-800-372-3930.